Exhibit 99.10

NEWS RELEASE

Lorus Therapeutics Appoints New Chief Executive Officer

William G. Rice, Ph.D. Appointed CEO and Chairman of the Board

Daniel D. Von Hoff, M.D., FACP to Serve as Key Advisor

US Biotechnology Industry Veteran Brings Extensive Clinical Development and Capital Raising Experience

TORONTO, ONTARIO - October 28, 2013 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company), today announced the appointment of William Rice, Ph.D. as its Chief Executive Officer and Chairman of the Board of Directors. Lorus specializes in targeting essential apoptosis pathways to deliver transformational cancer drugs, and Dr. Rice will guide the strategic and clinical missions of the Company.

“Dr. Rice is a biotech veteran with more than 20 years of leadership experience and a successful record of strategic, scientific and financing accomplishments. We are privileged to announce his addition to the Lorus team,” said Jim A. Wright, Ph.D., who will be transitioning from Chairman of the Board to Lead Director. “We also want to thank Dr. Aiping Young for her unwavering service as the former President and Chief Executive Officer,” said Dr. Wright. “Dr. Young will continue to contribute to the cutting-edge research and operational activities as the President and Chief Operating Officer of the Company.”

“The outstanding research team at Lorus has built a staged pharmaceutical pipeline of innovative therapies to address the needs of patients with cancer,” said Dr. Rice. “I look forward to working with the team to expeditiously advance these programs, and the Board has provided the latitude for us to explore all available options to maximize shareholder value.”

Dr. Rice was most recently President, CEO and Chairman of the Board at Cylene Pharmaceuticals, Inc., a clinical-stage private company where he led the strategic and financing activities to design and develop small molecule therapeutics to exploit CK2-driven pathways and non-genotoxic mechanisms for activating p53 to kill cancer cells. Prior to Cylene, Dr. Rice was the Founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc., served as Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and served as a faculty member in the division of Pediatric Hematology and Oncology at Emory University School of Medicine.

Lorus also announced today the addition of Daniel D. Von Hoff, M.D. as the Company’s Senior Vice President of Medical Affairs. Dr. Von Hoff is the Physician-in-Chief, Distinguished Professor at Translational Genomics Research Institute in Phoenix, Arizona and Professor of Medicine, Mayo Clinic, Scottsdale, AZ. He and his colleagues led the development of many cancer agents now used routinely, including: mitoxantrone, fludarabine, paclitaxel, docetaxel, gemcitabine, irinotecan, nelarabine, capecitabine, lapatinib, vismodegib, nab-paclitaxel and others. Dr. Von Hoff has published more than 629 papers and 137 book chapters, 1066 abstracts, is a founder of ILEX™ Oncology, and is the editor and past editor of multiple cancer publications. He received the 2010 David A. Karnofsky Memorial Award from the American Society of Clinical Oncology (ASCO) and served on President Bush’s National Cancer Advisory Board, as President of the American Association for Cancer Research and on the board of ASCO.

“The portfolio of programs at Lorus has tremendous potential in a variety of oncology indications,” said Dr. Von Hoff. “I am very impressed with the quality of discovery capabilities at Lorus.”

“Dr. Von Hoff’s reputation and capabilities are unrivaled in the oncology community,” stated Dr. Wright. “Dr. Rice and Dr. Von Hoff will provide Lorus with a tremendous infusion of business and clinical expertise.”

The Special Committee of independent directors established by the Board of Directors of Lorus to review strategic alternatives available to the Company (the “Special Committee”), after having considered and reviewed a number of options, has recommended that the Board of Directors of Lorus approve the appointments. The Board of Directors, after receiving the recommendation of the Special Committee, unanimously approved the appointments. In doing so, the Board determined that such appointments are in the best interest of Lorus, as they enhance the management team with the addition of two seasoned and experienced biotechnology executives who bring extensive clinical development and capital raising experience and improve the awareness and presence of the Company in the United States. Dr. Rice, as the new CEO and Chairman of the Board of Directors of Lorus, has been authorized and mandated by the Board to explore all available options to maximize shareholder value.

About Lorus

Lorus is a biopharmaceutical company targeting essential apoptosis pathways to deliver transformational cancer drugs. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used alone and in combination with other drugs to successfully treat specific forms of cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and US securities laws. Such statements include, but are not limited to, statements relating to: the ability of the company to continue as a going concern, the ability to find future financing, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200, ext. 380

ir@lorusthera.com

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Karen L. Bergman or Susan Pietropaolo

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kbergman@bccpartners.com or spietropaolo@bccpartners.com